Exhibit 99.1

Westport Fuel Systems Publishes 2017 Annual General Meeting of Shareholders Results

VANCOUVER, June 29, 2017 /CNW/ - Westport Fuel Systems Inc. (TSX:WPRT / Nasdaq:WPRT) held its Annual General Meeting of Shareholders ("the Meeting") on Wednesday, June 28th in Kitchener, Ontario. Shareholders approved all resolutions presented including the election of all nominated directors.

Directors elected by shareholders are:

•	Brenda J. Eprile (98 % in favour),
•	Nancy Gougarty (98 % in favour),
•	Anthony Harris (98 % in favour),
•	Scott Mackie (98 % in favour),
•	Colin Johnston (98 % in favour),
•	Wade Nesmith (100 % in favour),
•	Rodney Nunn (89 % in favour), and
•	Peter Yu (98 % in favour),

In addition, resolutions included the appointment of KPMG LLP as Westport Fuel Systems auditors (97 % in favour).

The resolutions are fully described in the Management Information Circular related to the Meeting, which can be found in the Financials section of the Westport Fuel Systems website. For further insight into our corporate policies and practices, visit the Corporate Governance section of the Westport Fuel Systems website.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/29/c1353.html

%CIK: 0001370416

For further information: Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 29-JUN-17